UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)*


                              Greyhound Lines, Inc.
                                 (Name of Issuer)

                                   Common Stock
                          (Title of Class of Securities)

                                    398048108
                                  (CUSIP Number)

                                Geoffrey K. McCord
                             Chief Financial Officer
                           Connor, Clark & Company Ltd.
                           Scotia Plaza, 40 King Street
                               Suite 5110, Box 125
                             Toronto, Ontario M5H 3Y2
                                  (416) 360-0006
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 November 8, 1996
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /X/.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

     ** The total number of shares reported herein is 4,443,305 shares, which constitutes approximately 7.6% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 58,309,977 shares outstanding as last reported by the Issuer.

1.   Name of Reporting Person:

     Connor Clark & Company Ltd.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00-Client Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 4,146,250
Owned By
Each
Reporting      9.   Sole Dispositive Power:  -0-
Person
With
               10.  Shared Dispositive Power: 4,146,250

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,146,250

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /


13.  Percent of Class Represented by Amount in Row (11): 7.1%


14.  Type of Reporting Person: IA

1.   Name of Reporting Person:

     Merchant Private Limited

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 79,979 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 79,979 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     79,979

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.1%

14.  Type of Reporting Person: CO

---------
(1)  Power is exercised through its controlling stockholder, John C. Clark

1.   Name of Reporting Person:

     John C. Clark

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Canada

               7.   Sole Voting Power:  79,979 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 79,979 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     79,979 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.1%


14.  Type of Reporting Person: IN

---------
(1) Solely in his capacity as the controlling stockholder of Merchant Private Limited with respect to 79,979 shares.

1.   Name of Reporting Person:

     Connor Clark Hedge Fund Limited Partnership

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 32,999 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 32,999 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     32,999

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its general partner, Connor Clark Shareholdings Ltd.

1.   Name of Reporting Person:

     Connor Clark Hedge Fund Limited Partnership #2

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 13,368 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 13,368 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     13,368

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its general partner, Connor Clark Shareholdings Ltd.

1.   Name of Reporting Person:

     Connor Clark Shareholdings Ltd.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 46,367 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 46,367 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     46,367 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: CO

----------
(1) Solely in its capacity as the general partner of Connor Clark Hedge Fund Limited Partnership with respect to 32,999 shares and solely in its capacity as the general partner of Connor Clark Hedge Fund Limited Partnership #2 with respect to 13,368 shares.

1.   Name of Reporting Person:

     Donald H. Carlisle

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power: 36,093 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 36,093 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     36,093 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11):  <0.1%


14.  Type of Reporting Person: IN
---------------------------------
(1) Solely as president and sole stockholder of 1051937 Ontario Limited with respect to 13,453 of the Shares and as trustee of Donald C. Carlisle Trust with respect to 9,640 of the Shares.

1.   Name of Reporting Person:

     10501937 Ontario Limited

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 13,453 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 13,453 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     13,453

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11):  <0.1%

14.  Type of Reporting Person: CO
---------------------------------
(1) Power is exercised through its president and sole stockholder, Donald H. Carlisle.

1.   Name of Reporting Person:

     Donald C. Carlisle Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00-Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power:  9,640 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 9,640 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     9,640

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11):  <0.1%


14.  Type of Reporting Person: 00-Trust
---------------------------------
(1)  Power is exercised through its trustee, Donald H. Carlisle.

1.   Name of Reporting Person:

     Christine Chin

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power: 1,000
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,000
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     1,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11):  <0.1%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Connor Family Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: 25,318 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 25,318 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     25,318

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: 00 - Trust
----------
(1)  Power is exercised by its Trustees, Gerald R. Connor and Carla Connor.

1.   Name of Reporting Person:

     Tregla Holdings Limited

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power:   73,323 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  73,323 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     73,323

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11):  0.1%


14.  Type of Reporting Person: CO

----------
(1)  Power is exercised by its sole stockholder, Gerald R. Connor.

1.   Name of Reporting Person:

     Gerald R. Connor

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: Canada

               7.   Sole Voting Power:   73,323 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: 25,318 (2)
Owned By
Each
Reporting      9.   Sole Dispositive Power:   73,323 (1)
Person
With
               10.  Shared Dispositive Power: 25,318 (2)

11.  Aggregate Amount Beneficially Owned by Each Reporting  Person:

     98,641 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as the sole stockholder of Tregla Holdings Limited with respect to 73,323 shares.

(2) Solely in his capacity as a trustee of the Connor Family Trust with respect to 25,318 shares.

1.   Name of Reporting Person:

     Carla Connor

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power:  -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 25,318 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 25,318 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     25,318 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: IN

----------
(1) Solely in her capacity as a trustee of the Connor Family Trust with respect to 25,318 shares.

1.   Name of Reporting Person:

     Bryan Rakusin

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power: 6,132
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 6,132
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     6,132

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     J. Cameron MacDonald

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /


6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power: 23,000
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 23,000
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     23,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Kenneth J. Harrison

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /

6.   Citizenship or Place of Organization: Canada


               7.   Sole Voting Power: 5,843
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 5,843
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     5,843

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: IN

    Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under Act, the undersigned hereby amend their Schedule 13D Statement dated August 5, 1994, as amended by Amendment No. 1 dated January 12, 1995, as amended by Amendment No. 2 dated June 7, 1995, as amended by Amendment No. 3 dated January 29, 1996, as amended by Amendment No. 4 dated June 3, 1996 and as amended by Amendment No. 5 dated June 21, 1996 (the "Schedule 13D"), relating to the Common Stock of Greyhound Lines, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the
Schedule 13D.

ITEM 2.   IDENTITY AND BACKGROUND.

     Items (a) - (c) of Item 2 are hereby partially amended by adding at the end thereof the following:

     As a result of sales of all the Stock owned by Clark Trust, Caledon, Connor, Dacondor and GPR, each of Clark Trust, AC, Caledon, Connor, Dacondor, Dorion and GPR are no longer Reporting Persons for purposes of this filing. In addition, as a result of the facts reported in Item 4 hereof, all of the Reporting Persons other than Connor Clark are being deleted as Reporting Persons from this Schedule 13D for purposes of all future filings.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended to read in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON              SOURCE OF FUNDS               AMOUNT OF FUNDS

     Connor Clark             Clients (1)                   $23,867,049.95

     Merchant Private         Working Capital (2)           $736,305.00

     JCC                      Not Applicable                Not Applicable

     Hedge Fund               Working Capital (2)           $287,023.86

     Hedge Fund 2             Working Capital (2)           $37,718.42

     Shareholdings            Not Applicable                Not Applicable

     DHC                      Personal Funds (4)            $85,035.81

     1051937                  Working Capital (2)           $42,448.43

     Carlisle Trust           Trust Funds (3)               $49,246.00

     C. Chin                  Personal Funds (4)            $9,060.01

     Connor Trust             Trust Funds (3)               $103,278.32

     Tregla                   Working Capital (2)           $221,802.08

     GRC                      Not Applicable                Not Applicable

     CC                       Not Applicable                Not Applicable

     BR                       Personal Funds (4)            $19,078.53

     JCM                      Personal Funds (4)            $106,812.00

     Harrison                 Personal Funds (4)            $22,437.12

     (1) Amount includes Funds obtained from the accounts of certain of its Clients.

     (2) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (3) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (4) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose or acquiring, handling, trading or voting the Stock.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 is hereby partially amended by adding at the end thereof the following:

     There no longer is any agreement between or among any of the Reporting Persons with respect to the acquisition, disposition or holding of shares of the Stock or any of the actions specified in clauses (a) - (j) of Item 4 of Schedule 13D. As a result, only Connor Clark will continue as a Reporting Person for purposes of this Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Paragraphs (a) - (c) of Item 5 hereby are amended in their entireties to read as follows:

     (a)

     CONNOR CLARK

     The aggregate number of shares of the Stock that Connor Clark owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,146,250, which constitutes approximately 7.1% of the outstanding shares of the Stock.

     MERCHANT PRIVATE

     The aggregate number of shares of the Stock that Merchant Private owns, beneficially, pursuant to Rule 13d-3 of the Act, is 79,979, which constitutes approximately 0.1% of the outstanding shares of the Stock.

     JCC

     Because of his position as the controlling stockholder of Merchant Private, he may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 79,979 shares of the Stock which constitutes approximately 0.1% of the outstanding shares of the Stock.

     HEDGE FUND

     The aggregate number of shares of the Stock that Hedge Fund owns beneficially, pursuant to Rule 13d-3 of the Act, is 32,999, which constitutes less than 0.1% of the outstanding shares of the Stock.

     HEDGE FUND 2

     The aggregate number of shares of the Stock that Hedge Fund 2 owns beneficially, pursuant to Rule 13d-3 of the Act, is 13,368, which constitutes less than 0.1% of the outstanding shares of the Stock.

     SHAREHOLDINGS

     Because of its position as the sole general partner of Hedge Fund, Shareholdings may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 32,999 shares of the Stock. Because of its position as the sole general partner of Hedge Fund 2, Shareholdings may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 13,368 shares of the Stock, which, together with the 32,999 shares it may be deemed to own as the general partner of Hedge Fund, constitutes less than 0.1% of the outstanding shares of the Stock.

     DHC

     Because of his position as president and sole stockholder of 1051937, DHC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 13,453 shares of the Stock. Because of his position as trustee of the Carlisle Trust, DHC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,640 shares of the Stock, which, together with the 13,453 shares he may be deemed to own as president and sole stockholder of 1051936 and the 13,000 shares he owns directly, constitutes less than 0.1% of the outstanding shares of the Stock.

     1051937

     The aggregate number of shares of the Stock that 1051937 owns beneficially, pursuant to Rule 13d-3 of the Act, is 13,453, which constitutes less than 0.1% of the outstanding shares of the Stock.

     CARLISLE TRUST

     The aggregate number of shares of the Stock that Carlisle Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 9,640, which constitutes less than 0.1% of the outstanding shares of the Stock.

     C. CHIN

     The aggregate number of shares of the Stock that C. Chin owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

     CONNOR TRUST

     The aggregate number of shares of the Stock that Connor Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 25,318, which constitutes less than 0.1% of the outstanding shares of the Stock.

     TREGLA

     The aggregate number of shares of the Stock that Tregla owns beneficially, pursuant to Rule 13d-3 of the Act, is 73,323, which constitutes approximately 0.1% of the outstanding shares of the Stock.

     GRC

     Because of his position as the sole stockholder of Tregla, GRC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 73,323 shares of the Stock. Because of his position as a trustee of the Connor Trust, GRC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 25,318 shares of the Stock, which, together with the 73,323 shares he may be deemed to own as the sole stockholder of Tregla, constitutes approximately 0.2% of the outstanding shares of the Stock.

     CC

     Because of her position as a trustee of Connor Trust, CC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 25,318 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

     BR

     The aggregate number of shares of the Stock that BR owns beneficially, pursuant to Rule 13d-3 of the Act, is 6,132, which constitutes less than 0.1% of the outstanding shares of the Stock.

     JCM

     The aggregate number of shares of the Stock that JCM owns beneficially, pursuant to Rule 13d-3 of the Act, is 23,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

     HARRISON

     The aggregate number of shares of the Stock that Harrison owns beneficially pursuant to Rule 13d-3 of the Act, is 5,843, which constitutes less than 0.1% of the outstanding shares of the Stock.

     (b)

     CONNOR CLARK

     Connor Clark has shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,146,250 shares of the Stock.

     MERCHANT PRIVATE

     Acting through its controlling stockholder, Merchant Private has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 79,979 shares of the Stock.

     JCC

     In his capacity as the controlling stockholder of Merchant Private, JCC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 79,979 shares of the Stock.

     HEDGE FUND

     Acting through its sole general partner, Hedge Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 32,999 shares of the Stock.

     HEDGE FUND 2

     Acting through its sole general partner, Hedge Fund 2 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 13,368 shares of the Stock.

     SHAREHOLDINGS

     In its capacity as the sole general partner of Hedge Fund, Shareholdings has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 32,999 shares of the Stock. In its capacity as the sole general partner of Hedge Fund 2, Shareholdings has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 13,368 shares of the Stock.

     DHC

     DHC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 13,000 shares of the Stock. In his capacity as president and sole stockholder of 1051937, DHC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 13,453 shares of the Stock. In his capacity as trustee of the Carlisle Trust, DHC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 9,640 shares of the Stock.

     1051397

     Acting through its president and sole stockholder, 1051937 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 13,453 shares of the Stock.

     CARLISLE TRUST

     Acting through its trustee, DHC, Carlisle Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 9,640 shares of the Stock.

     C. CHIN

     C. Chin has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,000 shares of the Stock.

     CONNOR TRUST

     Acting through its two trustees, Connor Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 25,318 shares of the Stock.

     TREGLA

     Acting through its sole stockholder, Tregla has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 73,323 shares of the Stock.

     GRC

     In his capacity as the sole stockholder of Tregla, GRC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 73,323 shares of the Stock. In his capacity as one of the trustees of Connor Trust, GRC has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 25,318 shares of the Stock.

     CC

     In her capacity as one of the trustees of Connor Trust, CC has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 25,318 shares of the Stock.

     BR

     BR has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,132 shares of the Stock.

     JCM

     JCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 23,000 shares of the Stock.

     HARRISON

     Harrison has the sole power to vote or direct the vote and to dispose or to direct the disposition of 5,843 shares of the Stock.

     (c) During the past 60 days, Connor Clark has sold shares of the Stock in transactions on the American Stock Exchange as follows:

          DATE           NO. OF SHARES       PRICE PER SHARE
                              SOLD

          09-11-96       1,500                $3.32
          09-12-96       1,800                 3.32
          09-16-96       1,700                 3.25
          09-17-96         500                 3.25
          09-18-96       2,530                 3.18
          09-18-96         500                 3.13
          09-19-96       2,300                 3.18
          09-23-96       2,250                 3.18
          09-25-96       5,274                 3.06
          09-26-96       1,054                 3.13
          09-30-96         421                 3.13
          10-01-96       2,000                 3.35
          10-10-96         500                 3.07
          10-11-96       3,176                 3.13
          10-21-96      11,023                 3.08
          10-23-96       6,300                 3.17
          10-28-96       1,476                 3.20
          10-29-96       1,632                 3.22
          10-30-96       3,214                 3.30
          10-31-96       8,353                 3.52
          11-01-96       1,100                 3.53
          11-05-96       1,900                 3.31
          11-06-96       1,600                 3.31
          11-08-96       5,885                 3.35
          11-11-96       1,475                 3.32

     In addition, on October 25, 1996, Connor Clark purchased 9,000 shares of the Stock in a transaction on the American Stock Exchange for a price per share of $3.32.

     In addition, during the past 60 days, holders of accounts managed by Connor Clark have withdrawn approximately 54,125 shares of the Stock in the aggregate from their accounts.

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Stock during the past 60 days.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     24.1           Power of Attorney dated July 24, 1995 (previously filed).

     99.1 Joint Filing Agreement and Power of Attorney, dated August 5, 1994 (previously filed).

     99.2 Joint Filing Agreement dated January 9, 1995(previously filed).

     99.3 Joint Filing Agreement and Power of Attorney dated January 10, 1995 (previously filed).

     99.4 Joint Filing Agreement and Power of Attorney dated January 10, 1995 (previously filed).

     99.5 Joint Filing Agreement and Power of Attorney dated June 6, 1995 (previously filed).

     99.6 Joint Filing Agreement and Power of Attorney dated January 26, 1996 (previously filed).

                                SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:         November 12, 1996

                              CONNOR CLARK & COMPANY LTD.

                              By:  /s/ Geoffrey K. McCord
                                   Name:  Geoffrey K. McCord
                                   Title:  Chief Financial Officer


                              MERCHANT PRIVATE LIMITED

                              By:              *
                                   Name:  John C. Clark
                                   Title:  Chief Executive Officer


                                    *
                              JOHN C. CLARK

                              CONNOR CLARK HEDGE FUND LIMITED PARTNERSHIP

                              By:  Connor Clark Shareholdings Ltd.,
                                   its General Partner

                              By:  /s/ Geoffrey K. McCord
                                   Name:  Geoffrey K. McCord
                                   Title: Chief Financial Officer


                              CONNOR CLARK HEDGE FUND LIMITED PARTNERSHIP #2

                              By:  Connor Clark Shareholdings Ltd.,
                                        its General Partner

                              By:  /s/ Geoffrey K. McCord
                                   Name:  Geoffrey K. McCord
                                   Title: Chief Financial Officer


                              CONNOR CLARK SHAREHOLDINGS LTD.

                              By:  /s/ Geoffrey K. McCord
                                   Name:  Geoffrey K. McCord
                                   Title: Chief Financial Officer

                              TREGLA HOLDINGS LIMITED

                              By:              *
                                   Name:  Gerald R. Connor
                                   Title: President



                                           *
                              GERALD R. CONNOR


                                             *
                              CARLA CONNOR

                              CONNOR FAMILY TRUST

                              By:             *
                                   Name:  Gerald R. Connor
                                   Title: Trustee


                                               *
                              BRYAN RAKUSIN



                                               *
                              J. CAMERON MACDONALD



                                                *
                              DONALD H. CARLISLE

                              1051937 ONTARIO LIMITED

                              By:                *
                                   Name:  Donald H. Carlisle
                                   Title: President

                              DONALD C. CARLISLE TRUST


                              By:               *
                                   Name:  Donald H. Carlisle
                                   Title: Trustee



                                                   *
                              CHRISTINE CHIN


                                                      *
                              KENNETH J. HARRISON


                            * By:  /s/ Geoffrey K. McCord
                                   Geoffrey K.  McCord, Attorney-in-Fact
                                   pursuant to powers of attorney previously
                                   filed herewith

                                   EXHIBIT INDEX


    Exhibit No.        Description

     24.1           Power of Attorney dated July 24, 1995 (previously filed).

     99.1 Joint Filing Agreement and Power of Attorney, dated August 5, 1994 (previously filed).

     99.2 Joint Filing Agreement dated January 9, 1995(previously filed).

     99.3 Joint Filing Agreement and Power of Attorney dated January 10, 1995 (previously filed).

     99.4 Joint Filing Agreement and Power of Attorney dated January 10, 1995 (previously filed).

     99.5 Joint Filing Agreement and Power of Attorney dated June 6, 1995 (previously filed).

     99.6 Joint Filing Agreement and Power of Attorney dated January 26, 1996 (previously filed).